UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Edgar Template RW
VOLUNTARY WITHDRAWAL OF A REGISTRATION STATEMENT

Signature Leisure, Inc.

(Name of small business issuer in its charter)

Colorado	50-0012982
(State or jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

1111 N. Orlando Avenue
Winter Park, Florida 32789
(407) 599-2886
(Address and telephone of principal executive offices)

re: Signature Leisure, Inc.
      Registration Statement on Form SB-2
      Filed June 23, 2003
      File # 333-106364

Signature Leisure, Inc. hereby withdraws its SB-2 Registration Statement filed with the Securities and Exchange Commission on June 23, 2003. Signature Leisure, Inc. withdraws its SB-2 Registration Statement as being in the best interests of its current investors and the public. The company may file a new registration at a later time.

\S\   Stephen W. Carnes
Stephen W. Carnes, President
Signature Leisure, Inc.

Dated: April 30, 2004